EXHIBIT (c)(iv)

Report entitled

“State Budget 2016-17 Mid Year Fiscal and Economic Review”.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither Queensland Treasury Corporation nor the State of Queensland undertakes any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although Queensland Treasury Corporation and the State of Queensland believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include, without limitation:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State of Queensland’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, ongoing economic, banking and sovereign debt risk in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State of Queensland’s domestic consumption;

•	changes in the State of Queensland’s labor force participation and productivity;

•	downgrades in the credit ratings of the State of Queensland or Australia;

•	changes in the rate of inflation in the State of Queensland;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State of Queensland.

Queensland Budget 2016-17
Mid Year Fiscal and
Economic Review
Queensland
Government

Dear Fellow Queenslanders,

This Mid Year Fiscal and Economic Review showcases how the Government’s economic plan and financial management has resulted in lower unemployment, lower debt and higher economic growth.

Our diversified economy has helped the State weather a range of external developments and Queensland is expected to have the fastest growing state economy in 2016-17 and 2017-18.

In our constantly changing global environment, it is important we continue to build on our successes and our promise to deliver sustainable fiscal management and diversification of the Queensland economy.

We know there is more work to do, especially in regional Queensland. That is why our regions are a focus of our economic plan.

Since the 2016-17 Budget, the Government has been delivering on key programs such as the $405 million Advance Queensland Package, the $10.7 billion capital program supporting 31,000 jobs, and the $100 million Back to Work Regional Employment Package.

We are continuing to implement responsible measures to lower debt, while still enabling prudent infrastructure investment to support sustainable growth and prosperity in Queensland.

The Palaszczuk Government came to office promising a better way for Queensland. We are doing this through our commitment to diversify Queensland’s economy, support emerging industries and continue to invest in jobs now and into the future for all Queenslanders.

Hon Curtis Pitt MP
Treasurer
Minister for Aboriginal and Torres Strait
Islander Partnerships
Minister for Sport

Aboriginal and Torres Strait Islander readers are warned the photographs in this publication may contain images of deceased persons which may cause sadness or distress.

Advancing

Queensland’s Economy

The 2016-17 net operating surplus is expected to be just over $2 billion, building on the $970 million surplus achieved in 2015-16.

This is the Palaszczuk Government’s second consecutive net operating surplus and the largest since 2005-06, with surpluses projected across the forward estimates. It’s also the first time the Budget forecast has been revised up at the Mid Year Fiscal and Economic Review since 2011-12.

Queensland’s economic growth is expected to be the strongest of all states in 2016-17 and 2017-18.

The 2016-17 Mid Year Fiscal and Economic Review reinforces the success to date of the Palaszczuk Government’s economic plan with our three clear priorities aimed at growing our $300 billion Queensland economy.

Our three key priorities are:

1.	Attracting Investment through an aggressive campaign to lure interstate and overseas businesses to Queensland and to give our existing businesses incentives and the right conditions to grow.

2.	Building the Infrastructure the State needs, through our State Infrastructure Plan and a $40 billion capital program over the next four years.

3.	Growing Innovation through our Advance Queensland strategy to build new industries, broaden our existing traditional ones, and create new jobs.

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We’re improving employment opportunities for Queenslanders with skills and employment initiatives for both employers and jobseekers

Back to Work

Over 800 people in regional Queensland now employed thanks to support from the $100 million Back to Work package.

$80 million for employer support payments, supporting up to 8,000 jobs	$10 million for additional training for eligible jobseekers for the Certificate 3 Guarantee Boost Program	$10 million for Back to Work Teams to work with employers and jobseekers

Skilling Queenslanders for Work

$240 million over four years to help 32,000 Queenslanders. Funding for 576 community-driven projects worth $90.3 million across the State has been committed so far.

Payroll Tax Rebate

Increased rebate from 25% to 50% for the 2016-17 financial year. To date, $17.8 million has supported apprentices and trainees across 3,452 businesses.

4	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Jobs and

Regional Growth

We’re investing an additional $160 million for a $200 million Jobs and Regional Growth Package. The package will deliver new programs aimed at giving our young people the best chance of finding and securing a job. It will also build on initiatives we’re already delivering to support economic growth and employment, such as the Advance Queensland Industry Attraction Fund and Skilling Queenslanders for Work.

Key initiatives under this package include:

•	$170 million Jobs and Regional Growth Fund – A $130 million boost to the Advance Queensland Industry Attraction Fund, which will assist private sector projects, economic development and employment opportunities in regional areas facing high levels of unemployment.

•	$20 million for Made in Queensland – A $20 million statewide manufacturing program dedicated to supporting Queensland’s manufacturing industry.

•	Local Jobs First – The Government will host a series of roundtables with industry stakeholders to identify the barriers to employing young local jobseekers.

•	Young Tourism Leaders Network – A statewide network of young leaders in the tourism industry will be established to inspire other young people into a career in tourism.

•	Youth Employment and Training Initiatives – Additional funding will allow for more young people to be assisted across regional Queensland including in Cairns, Townsville, Mackay, the outback and other regions which are facing significant youth employment challenges.

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We’re investing in Queensland’s future by supporting individuals, businesses and social enterprises

Supporting Queensland

Tourism and investment

To increase Queensland’s share of the Asian tourism market and grow tourism jobs in regional Queensland, we’ve established the Advance Queensland: Connecting with Asia Fund, part of our $33.5 million Advance Queensland: Connecting with Asia Strategy.

Through our Attracting Aviation Investment Fund, we’re continuing to increase access to Queensland destinations. Since July, we’ve secured two additional services by Hong Kong Airlines into the Gold Coast and Cairns.

This will provide an estimated 30,000 additional Queensland inbound seats and deliver an extra $23 million annually in overnight visitor expenditure.

These investments build on the funding certainty provided by the Palaszczuk Government for Tourism and Events Queensland in the 2015-16 Budget – an additional $128.3 million over four years.

Business Development Fund

The $40 million Business Development Fund is helping Queensland’s best and brightest turn their ideas and innovations into a commercial reality, while developing a sustainable venture capital market in Queensland.

To date we’ve invested over $8 million, alongside matched investments from private sector co-investors, in innovative Queensland businesses.

The businesses we’ve invested in so far include:

•	Tritium

•	JESI Management Solution

•	EFTLab

•	MiCare Global

•	GO1.

Public Housing Rent Policy

Recent changes to Queensland’s public housing rent policy will reduce rental costs for around 40,000 Queenslanders by an average of $5-10 a week. This new fairer approach ensures that carers or people who receive certain payments or reimbursements or assistance with studying, will not be unfairly affected when calculating rent.

Ridesharing Reform

In September 2016, the Palaszczuk Government reformed the State’s personalised transport industry, slashing 76 pieces of red tape to level the playing field for taxis, ride-booking services and limousines to operate.

To ensure taxi and limousine licensees have equitable assistance as their industry adjusts, $100 million has been allocated in the form of an industry adjustment package.

6	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Reducing Cost of Living

Fairer Fares

Fairer Fares will provide more affordable fares helping to encourage greater use of public transport in South East Queensland.

It will:

•	Lower fares for all zones

•	Reduce the number of zones from 23 to 8

•	Extend weekday morning off-peak

•	Provide free weekend travel for children

•	Introduce 8 paid journeys and 50% off subsequent journeys per week.

First Home Owners’ Grant

Helping Queenslanders to buy their first home

This financial year we’ve already helped 3,391 Queenslanders to buy their first home by providing grants worth $57.7 million, including 1,371 of the enhanced Queensland First Home Owners’ Grants worth $27.4 million.

Through this grant we’re not only helping Queenslanders to achieve their dream of owning their first home sooner, but encouraging investment in the new housing market, and providing support for existing and new jobs in the building industry and supply sector.

Community Enterprise Queensland

The Palaszczuk Government approved the merger of Retail Stores and IBIS under the future management of Community Enterprise Queensland to operate stores in the Torres Strait, Northern Peninsula Area and in six remote indigenous communities.

Community Enterprise Queensland will benefit communities by providing:

 •      Essential household items at a fair price

 •      Reliable access to quality food that assists improved health outcomes

 •      Training and employment opportunities for locals.

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We’re investing in the Queensland economy of the future, delivering infrastructure to local communities across Queensland

Building our Future

Accelerated Works Program

Over 100 projects have been completed under the Accelerated Works Program that is bringing forward more than $440 million in capital projects in regional areas experiencing subdued economic growth.

By the end of 2016, 90% of the program is forecast to be complete or in construction, supporting up to 950 jobs to assist local Queensland economies including:

•	Replacement of two double lane bridges at Vines Creek, Mackay

•	School maintenance works at the North Rockhampton State High School

•	A package of works at schools across the Wide Bay region

•	Upgrades, widening and rehabilitation works on the Bruce Highway across the Cairns, Townsville and Mackay regions

•	Construction of the Cairns Special School.

Advancing Our Cities and Regions

We’re progressing strategies including Advancing Our Cities and Regions by investigating innovative ways of boosting investment.

Priority projects under the strategy include:

•	Cross River Rail Economic Development Strategy

•	Townsville Transformation

•	Rockhampton Revival

•	Moreton Bay Renewal.

To grow Townsville’s economy and transform the city centre, Australia’s first City Deal, which brings together all three levels of government to secure the economic success of Townsville and its people, has been signed.

Gold Coast Light Rail Stage 2

Works began on the extension to the Gold Coast Light Rail in August.

The project will support up to 1,000 direct and indirect jobs during construction and operation. The extension is on track for completion for the 2018 Gold Coast Commonwealth Games.

Logan Motorway Enhancement Project

The Government has approved progression of Queensland’s first Market-Led Proposal — the $512 million Logan Motorway Enhancement Project put forward by Transurban Queensland.

The project will significantly upgrade the Logan and Gateway Extension motorways, improve road safety and travel times, as well as support about 1,300 jobs over its two-and-a-half year construction period.

8	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Local Jobs in Local Communities
The government continues to deliver critical infrastructure in regional Queensland that supports jobs, fosters economic development and improves liveability in communities.

The Government is allocating $200 million to a new Works for Queensland program. The program will include working with local governments in regional communities facing high unemployment to identify and deliver priority projects and facilitate new job opportunities.

This program will involve councils identifying maintenance works on existing council infrastructure and small infrastructure works which can be started quickly to rapidly create jobs supporting council workforces and those in the civil construction sector.

The $375 million Building our Regions program is supporting more than 600 jobs across 51 projects funded in the second round, including:
• $17.5 million in Central Queensland for waste water, sewerage, recreation, air transport and communications infrastructure
• $7.9 million in Mackay, Isaac and Whitsunday for water, cultural and recreation infrastructure
• $7.9 million in North Queensland for water supply, flood mitigation, aerodrome upgrades and pedestrian safety.

Herston Quarter Redevelopment

Australian Unity, the Government’s preferred proponent, is redeveloping a five hectare site in Herston, in the heart of Brisbane. The $1.1 billion project proposes a fully masterplanned health-related development. It will support 700 jobs annually during the 10-year development period and hundreds of jobs once in operation.

Bill Fulton Bridge

The highly anticipated duplication of the Bill Fulton Bridge on the Cairns Western Arterial Road is underway.

The project will remove a notorious ‘pinch-point’ for 30,000 daily drivers and improve safety at a busy intersection used by local school traffic.

It’s also great news for the local economy with almost 100 jobs expected to be supported during construction.

Cross River Rail
Catering for future growth and unlocking economic opportunities
The Palaszczuk Government has allocated $850 million, from the $2 billion State Infrastructure Fund, to Cross River Rail, our number one infrastructure priority.

We’ve now established an independent authority – Cross River Rail Delivery Authority. This Delivery Authority will streamline decision making and maximise the economic benefits that arise from Cross River Rail.

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Through our innovation agenda we’re strengthening and diversifying Queensland’s economy and creating jobs

Advance Queensland

Investing $405 million to increase Queensland’s capacity to adapt and thrive in today’s rapidly changing global economy.

Innovation Partnerships

$9.65 million has been invested in 15 projects with successful recipients and their partners contributing a further $15 million.

Through these partnerships we’re supporting collaborative research and development projects undertaken by research organisations and industry in priority areas including agriculture, engineering, climate change, clean energy, biotechnology and advanced manufacturing.

25 startups are relocating to Queensland, 16 international from eight countries and nine from interstate.

Hot DesQ is boosting Queensland’s startup ecosystem and broadening global connections through luring innovative and contemporary startups to cities across Queensland.

Chief Entrepreneur

Mark Sowerby has been appointed as Queensland’s inaugural Chief Entrepreneur, a role which is an Australian first.

The Office of the Chief Entrepreneur is a $1.5 million initiative and Mr Sowerby has agreed to undertake the role for the next 12 months pro-bono. He will establish the office and help Queensland attract more venture capital and turn ideas into reality, helping to create businesses and jobs in Queensland.

10	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Biofuels boost

Queensland’s biofuels industry has been given a vote of confidence with the signing of a Statement of Cooperation with the United States Navy. This new partnership demonstrates the huge potential to build a new industry that will make Queensland the biofuel hub of the Asia Pacific. We’ll explore research, development, supply and sale of advanced ‘drop-in’ alternative fuels as part of the Navy’s Great Green Fleet initiative that commits them to source 50% of their fuel from renewable sources by 2020.

Young Starters’ Fund

Australia’s first Indigenous Startup Weekend was held in August.

Over 80 Indigenous Australians came together over the weekend to develop ideas to close the gaps and encourage entrepreneurship in Indigenous communities – just one initiative through our Young Starters’ Fund.

One-Stop Shop

Additional funding of almost $11 million to continue to deliver One-Stop Shop activities and transition a number of initiatives from Pilot stage to extended Pilot or Production.

The One-Stop Shop program is currently focussed on improvements to service delivery, encouraging innovation and better services for vulnerable groups and businesses.

During the past three years the One-Stop Shop has increased the number of services available online from 3% to 33% of routine transactions, and 45% of customers are now accessing these services online.

Ignite Ideas

Over 350 applications were received in Round One and in excess of 460 applications in Round Two.

We’re supporting Queensland based businesses to develop new or improved products, processes or services to secure investment or launch into global markets through this $10 million initiative.

Women’s Academic Fund

Over 100 outstanding female researchers are now supported through our $1 million Women’s Academic Fund.

We’re retaining and developing female researchers working across Queensland in science, technology, engineering and mathematics, having already invested over $800,000.

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A 2016-17 General Government Sector net operating surplus of just over $2 billion. This is the Palaszczuk Government’s second consecutive net operating surplus and the largest since 2005-06, with surpluses projected across the forward estimates.

Net Operating Balance

Debt to Revenue Ratio

This is the first time since 2011-12 the Budget forecast has been revised up at the Mid Year Fiscal and Economic Review.

Key Fiscal Aggregates – General Government Sector ($ million)

	2014-15	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20
	Actual	Actual	Budget	MYFER	Projection	Projection	Projection
Revenue	49,970	50,995	53,449	54,953	55,634	55,269	56,730
Expenses	49,551	50,025	52,582	52,297	54,539	54,790	55,749
Net Operating Balance	420	970	867	2,026	1,095	479	981
Debt	43,105	35,486	37,775	36,022	37,364	37,976	38,443
Net Debt	5,749	654	3,525	2,038	4,854	7,466	9,088

12	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Economic growth is expected to be strong in 2016-17, reflecting the ramp up in LNG exports, before moderating to be more broad-based in the following three years.

Queensland’s forecast growth is the strongest of all states

	2014-15	2015-16[1]	2016-17		2017-18
			Budget	MYFER	Budget	MYFER
Gross State Product[2]	0.8	3.2	4	4	3 1⁄2	3 1⁄2
Employment	0.3	1.6	1 1⁄2	3⁄4	1 3⁄4	1 3⁄4
Unemployment Rate[3]	6.5	6.2	6 1⁄4	6 1⁄4	6	6
Inflation	1.9	1.6	2	1 3⁄4	2 1⁄2	2 1⁄4
Wage Price Index	2.4	1.9	2 1⁄4	2 1⁄4	2 3⁄4	2 3⁄4
Population	1.3	1 1⁄4	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2

Note: Unless otherwise stated, all figures are annual % change. 1. Decimals are actuals, fractions are forecasts. 2. Based on Queensland State Accounts data. Using different methodologies, the ABS estimates 2.0% growth in 2015-16. 3. Per cent, year-average. Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

Strong housing construction and approvals pipeline

LNG exports ramping up and driving strong economic growth

Surge in international tourism and education due to lower A$

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Contents

1.0	Economic overview

2.0	Fiscal overview

3.0	Achievement of the Government’s fiscal principles

4.0	Update on Key Government Policies

5.0	Uniform Presentation Framework and Loan Council allocation

6.0	Taxation and royalty revenue assumptions

7.0	Key fiscal aggregates

Overview

The 2016-17 Mid Year Fiscal and Economic Review provides an update of the State’s economic and fiscal position since the 2016-17 Budget and outlines the Government’s actions to further support households and businesses, with a key focus on job creation, economic growth and lowering the cost of living.

Diversifying Queensland’s economy

The 2016-17 Budget highlighted the strengths of Queensland’s diversified economy, and the challenges Queensland faces in the transition away from mining investment to broader based growth, particularly in regional areas. Queensland’s diversified economy, climate and natural assets, our connection to global supply chains, skilled workforce and our shared time zone with expanding Asian markets are our competitive advantage. In recognition, the Palaszczuk Government delivered a balanced and sustainable fiscal management approach for the 2016-17 Budget, with programs targeted at further diversifying and growing the Queensland economy, including:

•	a $405 million Advance Queensland Package to harness innovation, create knowledge-based jobs of the future and promote Queensland as an investment destination

•	a $10.7 billion capital program, supporting 31,000 jobs

•	a $100 million Back to Work Regional Employment Package building on the suite of Working Queensland initiatives.

These programs are delivering. Queensland’s knowledge industry continues to develop as Advance Queensland initiatives reinvigorate Queensland’s science and innovation sectors. A strong infrastructure pipeline has been identified as the Government continues to work closely with the private sector, and the Back to Work program is providing support and confidence for businesses to employ jobseekers in regional Queensland.

Supporting employment

Since the Budget, the Government has committed to additional initiatives to further support employment and growth across Queensland, including:

•	allocating $800 million from the State Infrastructure Fund towards Cross River Rail – Queensland’s number one infrastructure project – in addition to $50 million identified in the 2016-17 Budget

•	a new $200 million Works for Queensland program. The program will include working with local governments in regional communities facing high unemployment to identify and deliver priority projects and facilitate new job opportunities

•	a $200 million Jobs and Regional Growth package, building on the existing $40 million Advance Queensland Industry Attraction Fund

•	doubling the payroll tax rebate available to businesses that employ apprentices and trainees.

The Government is also extending electricity concessions to an additional 157,000 low income households and families by expanding eligibility to Commonwealth Health Care Card Holders, providing assistance of $170 million across the forward estimates.

Investing in Queensland

The Government remains steadfast in its focus on providing frontline services, investing in productive infrastructure, fostering an innovative environment and getting Queenslanders back to work.

Investments include the progression of infrastructure such as the Herston Quarter Redevelopment Project, Sunshine Coast University Hospital and Toowoomba Second Range Crossing. Further, the Government is on track to have Queensland’s first Social Benefit Bond contracted in the first half of 2017 and is committed to maintaining affordable fares and encouraging greater use of public transport in South East Queensland through its Fairer Fares package.

While the Queensland economy continues to face global headwinds, it is expected to record the strongest economic growth of all states in 2016-17 and 2017-18.

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Business confidence in Queensland is strong, as the economy continues to transition from a major resources investment phase to broader-based economic growth. Despite this transition, Queensland’s economic outlook will continue to be influenced by global demand for resources and agriculture, as well as our ability to expand into exporting services and further growing tourism and education services markets.

Strong fiscal management

The 2016-17 Budget estimated the Government would deliver a net operating surplus of $152 million in 2015-16, followed by a forecast surplus of $867 million in 2016-17. In 2015-16, stronger than expected revenues and lower depreciation resulted in an actual surplus of $970 million, as set out in the 2015-16 Report on State Finances.

A temporary surge in coal prices is providing additional support to the Budget position in the near term, with royalties contributing to a projected net operating surplus of just over $2 billion in 2016-17. This will be the second consecutive net operating surplus of this Government, and the largest since 2005-06.

This also represents the first time the Budget forecast has been revised up at MYFER since 2011-12.

Chart 1: General Government sector net operating balance1

Note:

1.	2016-17 onwards are forecasts.

Despite the expected short-term nature of the increase in royalties, solid operating surpluses are projected across the forward estimates.

The Government recognises the fiscal pressures that exist across the forward estimates will require disciplined fiscal management. The Government remains committed to meeting its fiscal principles as detailed in section 3 of this publication.

16	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

1.0	Economic overview

Economic growth is expected to be strong in 2016-17, reflecting the ramp-up in LNG exports, before moderating to be more broad-based in the following three years, consistent with the forecasts in the 2016-17 Queensland Budget.

Queensland’s economic growth in 2016-17 is expected to be largely driven by growth in overseas exports and a return to positive growth in state final demand (SFD, a key measure of economic activity). As the State continues the transition from resources-led to broader-based growth, SFD is forecast to strengthen in 2017-18.

Since the Budget, a range of risks have materialised in the second half of 2016 which have further contributed to a volatile global economy. In particular, the global outlook has become more uncertain in the wake of the UK vote to exit the European Union. Further, the impact of the US election outcome on the international economy remains unclear. While global growth and industrial production remain subdued, the impact of this has been offset by the unexpected sharp increase in coal prices.

With construction of the LNG projects completed during 2016, business investment is expected to strengthen from 2017-18. Improved rainfall conditions have seen a recovery in expected crop production in 2016-17, while better weather means that the current cattle herd rebuilding may intensify, reducing beef production and exports in 2016-17. Robust growth in dwelling investment, together with moderate growth in consumption and public final demand, will see SFD increase in 2016-17, after having fallen in 2014-15 and 2015-16. That, together with a strong contribution from net exports as LNG production approaches capacity, will drive expected growth of 4% in 2016-17.

Based on latest Commonwealth and state government publications as at 8 December 2016, Queensland is expected to have the fastest growing state economy in 2016-17 and 2017-18. However, with the strong contribution coming from less labour intensive LNG exports, income and employment growth will be modest in 2016-17, before accelerating in 2017-18.

Chart 2: Real Economic Growth1, Queensland and Australia2

Notes:

1.	Chain volume measure (CVM). 2016-17 and 2017-18 are forecasts.
2.	The Australian forecasts for 2016-17 and 2017-18 are the mid-points of the RBA forecast range.

Sources: ABS 5206.0, Queensland Treasury and RBA Statement on Monetary Policy, November 2016 for Australian forecasts.

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1.1	External conditions

1.1.1	International

Global economic growth prospects remain subdued. Consensus forecasts for Queensland’s major trading partners remain unchanged from Budget and below the historical average of around 4 1⁄2% since the Global Financial Crisis. In addition to the soft global growth profile, the outlook for industrial production in almost all industrialised economies has deteriorated further, including an expected 0.8% decline in Japan in 2016. Global industrial production is strongly linked to demand for Queensland’s key mineral and energy exports.

The rationalisation of China’s coal industry announced in early February 2016 has seen a sharp increase in China’s coal imports, which has led to a surge in spot market coal prices, particularly for metallurgical coal (see Box 1). As a result, coal export earnings are expected to be boosted over the next one to two years.

The decision by the UK to leave the European Union in late June will weigh on the European economy. The impact of the US election results on the international economy and global trade remains to be seen.

The timing and pace of future interest rate rises in the US, in the wake of the US elections, continue to impact financial markets. Investors have already reacted by raising the 10-Year US Treasury bond yield from 1.4% in early July to around 2.4% in early December. In contrast, the Bank of Japan intensified its quantitative easing effort in late September by announcing targets for both short and long term interest rates. India, Indonesia, New Zealand, Russia and the UK have all cut their policy rates in the past few months.

Table 1: Queensland’s major trading partners’ economic outlook1

	2015	2016		2017
	Actual	Budget	MYFER	Budget	MYFER
Major trading partners	3.9	3.6	3.6	3.7	3.7
Non-Japan Asia[2]	5.2	5.1	5.1	5.2	5.1
China	6.9	6.5	6.7	6.3	6.4
India[3]	7.6	7.6	7.0	7.7	7.5
South Korea	2.6	2.6	2.7	2.8	2.5
Japan	1.2	0.5	0.7	0.5	1.0
Europe[4]	2.0	1.7	1.9	1.8	1.5
US	2.6	1.8	1.6	2.3	2.3

Notes:

1.	Annual % change. Budget figures updated with 2015-16 export weights.
2.	Includes New Zealand.
3.	India’s economic growth profile is on its fiscal year basis (April to March).
4.	Includes United Kingdom.

Sources: Consensus Economics and Queensland Treasury.

18	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

1.1.2	Australia

In line with easing actions by other central banks, the Reserve Bank of Australia (RBA) cut the cash rate by 25 basis points to 1.5% in August 2016. The pace of growth in the Australian economy has moderated since the strong March quarter outcome, with seasonally adjusted Gross Domestic Product falling in September quarter 2016, driven by falling private and public investment and a detraction by net exports.

At the same time, household consumption growth is being supported by low interest rates and rising household wealth. Dwellings investment has also made a solid contribution to growth and, with a strong approvals pipeline, will continue to contribute to growth in 2016-17. As is the case for Queensland, resources exports are expected to make a significant contribution to growth in 2016-17, while the fall in mining investment will subtract from growth.

1.2	Queensland conditions

The broad trends in the domestic and trade sectors that underpinned the growth outlook in the 2016-17 Queensland Budget remain in place.

Business investment declined by 26.1% in 2015-16, in line with Budget forecasts, largely reflecting the staged completion of the three LNG projects, as well as a lack of significant new mining investment due to low commodity prices experienced in recent years. As a result, business investment is expected to increase in 2017-18 as investment in the non-resources sector picks up. If the recent strength in commodity prices is sustained and projects such as Adani reach final investment decision, then investment in resources will also strengthen, and business investment would be higher than currently forecast.

Low interest rates and smaller increases in residential property prices than other mainland states continue to attract investor interest in Queensland real estate, with dwelling investment growing by 14.2% in 2015-16. Specifically, the number of apartment approvals in Queensland remained at a high level in early 2016-17 after rising 11% in 2015-16. The current momentum should see dwelling investment continue to grow at a strong pace in 2016-17. However, the high number of apartments being completed in South East Queensland, as well as tightening in lending practices, may limit growth in dwelling investment in 2017-18 and beyond.

Higher coal prices are expected to boost export earnings. Importantly, the significant change in China’s coal procurement practices in response to the Chinese Government’s effort to reduce inefficient coal production capacity means that coal prices may be maintained at elevated levels relative to 2015-16, at least in the coming one to two years.

If the current expectation of higher coal prices is realised, it will support growth in household income through higher terms of trade. This in turn is forecast to drive slightly stronger growth in household consumption than predicted at Budget time.

1.3	Overseas exports

International coal prices have risen sharply since the Budget and, with the A$ broadly unchanged, this has translated to higher domestic prices. The increase reflects the decision in early 2016 by the Chinese Government to cut the country’s coal production capacity (see Box 1). Policy changes by the Chinese Government in mid-November have led to thermal coal prices retracing some of these gains, although coal prices overall remain elevated. Total coal export tonnages in 2015-16 were marginally higher than in 2014-15 and are expected to grow modestly in 2016-17 and subsequent years.

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Box 1:    Coal prices

In early February 2016, the State Council of China issued a guideline to cut the country’s coal production capacity by 500 million tonnes in three to five years, starting from 2016. This tightened restrictions on China’s domestic coal production after the number of working days for coal mining was reduced from 330 to 276 in April. As a result, China’s total raw coal production fell 10.5% in the first nine months of 2016, to 2.46 billion tonnes.

The State Council also released a guideline aimed at solving overcapacity in the steel and iron industries. The guideline indicates a decision to cut crude steel capacity by 100-150 million tonnes within five years starting from 2016, with an aim of facilitating the merger and reorganisation of steel plants and optimising industrial structure. However, the progress of this rationalisation has been much slower than that in the coal industry, with China’s pig iron production increasing 1% to 528.3 million tonnes in the first nine months of 2016.

In mid-November, the Chinese Government decided to allow coal mines to again operate at a rate of 330 days-per-year until mid-March next year. At the same time it instituted new procurement arrangements between coal producers and electricity generators, which set a floating thermal price fluctuating around an anchor of 535 Chinese Yuan per tonne. This resulted in an immediate drop in thermal coal spot prices, although metallurgical spot prices have remained fairly stable. The thermal coal futures market expects a further gradual fall in thermal coal prices.

Metallurgical coal prices are expected to ease gradually from current levels. Metallurgical supply is expected to pick up in 2017, with production expansion from new projects and possible reopening of some mines in the US and Canada.

LNG production and exports are continuing to ramp up, with all six production trains now on line. As a result, further strong growth in LNG exports is expected in 2016-17, followed by a robust increase in 2017-18, before production approaches capacity from 2018-19 onwards.

Broadly in line with Budget forecasts, metal exports fell by 3.4% in 2015-16 and are forecast to decline further in 2016-17. This contraction in Queensland metals exports reflects both the planned closure of a number of significant mines, as well as production cuts at others, in response to the difficult operating environment, especially recent low commodity prices. The fall in 2015-16 also reflects the cessation of nickel production at Yabulu refinery in early 2016. Further ahead, metals exports are forecast to be broadly unchanged in 2017-18 and 2018-19. However, work has begun on Rio Tinto’s Amrun bauxite mine which is expected to more than offset the decline in production from the depleting Weipa mine.

Improved rainfall conditions have seen a recovery in expected crop production in 2016-17. This is particularly the case for cotton and chickpeas, with the Australian Bureau of Agricultural and Resource Economics and Sciences expecting production to increase by 69% and 30% respectively in that financial year. In contrast, better weather conditions mean current cattle herd rebuilding in Queensland may intensify, further reducing beef production and exports in 2016-17, but providing benefits in the years beyond that.

The sustained lower A$ and expanding middle class in Asia has driven strong growth of 9.2% in international visitor nights in the year to September quarter 2016, as well as a 7.9% annual increase in overseas student enrolments in the first nine months of 2016. These factors are expected to drive further solid growth in Queensland’s overseas tourism and education services exports over the next few years. The Commonwealth Games, to be held on the Gold Coast in April 2018, is expected to provide a further boost to tourism exports in 2017-18.

1.4	Labour market

Labour market conditions are more subdued than expected in the Budget. Employment conditions in Queensland in 2015-16 were boosted by gains associated with robust dwelling construction activity and the delivery of health and education services by the public and private sectors. This trend appears to have moderated since late 2015-16 and broader private sector employment growth has also been subdued. While employment is expected to pick up over the remainder of 2016-17, employment growth for the year is now expected to average  3⁄4%, before strengthening to 1 3⁄4% in 2017-18.

The unemployment rate has remained relatively stable, reflecting a lower participation rate. While employment growth is expected to strengthen over the forecast period, this is expected to be matched by an increase in the participation rate, holding the unemployment rate to around recent levels.

20	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

The outlook for the labour market is expected to keep wages and prices growth modest over the forecast period.

Chart 3: Queensland labour market1

Note:

1.	2016-17 and 2017-18 are forecasts.

Sources: ABS 6202.0 and Queensland Treasury.

It is important to note there are some considerable differences in labour market outcomes, particularly between South East Queensland and North Queensland. Further, Queensland’s youth are facing significant, and in some cases increasing, challenges in obtaining and maintaining sustainable employment. A package of initiatives announced as part of the 2016-17 MYFER will help support growth and ongoing employment outcomes in regional areas, including for youth. This builds on initiatives in the 2015-16 and 2016-17 Budgets including in the areas of infrastructure, innovation and the Back to Work initiative.

Chart 4: Unemployment rate by region1

Note:

1.	Based on 12 month moving averages. South East Queensland is defined as Greater Brisbane, Gold Coast, Sunshine Coast and Toowoomba.

Source: ABS 6291.0.55.001.

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1.5	Economic forecasts

Table 2 shows the MYFER forecasts for the key variables in 2016-17 and 2017-18 compared with Budget forecasts.

Table 2: Economic forecasts1

	2015-16	2016-17		2017-18
	Outcome	Budget	MYFER	Budget	MYFER
Gross state product[2]	3.2	4	4	3 1⁄2	3 1⁄2
Employment	1.6	1 1⁄2	3⁄4	1 3⁄4	1 3⁄4
Unemployment rate	6.2	6 1⁄4	6 1⁄4	6	6
Inflation	1.6	2	1 3⁄4	2 1⁄2	2 1⁄4
Wage Price Index	1.9	2 1⁄4	2 1⁄4	2 3⁄4	2 3⁄4
Population[3]	1 1⁄4	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2

Notes:

1.	Annual % change, except for unemployment rate.
2.	Based on Queensland Treasury Queensland State Accounts. Using different methodologies the ABS estimates 2.0% growth in 2015-16.
3.	Population growth for 2015-16 is the annual growth rate in the three quarters to March quarter 2016, as June quarter 2016 data were not available at the time of printing.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

22	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

2.0	Fiscal overview

Table 3: General Government sector – key fiscal aggregates1

	2015–16	2016–17	2016–17	2017–18	2018–19	2019–20
	Actual[2]	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	50,995	53,449	54,953	55,634	55,269	56,730
Expenses	50,025	52,582	52,927	54,539	54,790	55,749
Net operating balance	970	867	2,026	1,095	479	981
PNFA[3]	4,092	5,452	5,210	6,439	5,644	5,985
Fiscal balance	(461)	(2,006)	(1,015)	(2,463)	(2,144)	(1,301)
Borrowing	35,486	37,775	36,022	37,364	37,976	38,443
Borrowing (NFPS)[4]	72,922	75,270	73,749	75,574	76,559	77,518

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	NFPS: Non-Financial Public sector.

2.1	Net operating balance

The General Government sector net operating surplus of $970 million in 2015-16 is the largest operating surplus since 2006-07. This is considerably higher than the 2016-17 Budget estimated actual surplus for 2015-16 of $152 million.

For 2016-17, the General Government sector net operating surplus is expected to be just over $2 billion. As shown in Chart 5, this is a considerable improvement on the 2016-17 Budget estimated surplus of $867 million. This improvement is largely attributable to stronger royalty revenue revision, due to the temporary spike in coal prices. This will be the current Government’s second consecutive net operating surplus, and the largest since 2005-06.

Chart 5: Net operating balance 2012-13 to 2019-20

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This also represents the first time the Budget forecast has been revised up at MYFER since 2011-12.

From the 2016-17 Budget position, the combination of upward revision of royalties, and other parameter adjustments (predominantly lower depreciation) supports continued projected operating surpluses across the forward estimates. This result supports the Government’s fiscal principle of delivering substantial operating surpluses in each year of the forward estimates to support the General Government sector capital program being primarily funded from recurrent revenues, rather than borrowings.

2.2	Reconciliation with 2016-17 Budget

Table 4: Reconciliation of net operating balance, 2016–17 Budget to 2016–17 MYFER1

	2016–17	2017–18	2018–19	2019–20
	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million
2016-17 Budget Net operating balance	867	1,225	321	741

Taxation revisions	(194)	(251)	(329)	(361)

Royalty revisions	1,439	382	263	67

Change to net flows from PNFC and PFC entities	(55)	(112)	(18)	35

Additional policy expense measures	(352)	(322)	(170)	(107)

Other parameter adjustments[2]	321	173	412	606
2016-17 MYFER Net operating balance	2,026	1,095	479	981

Notes:

1.	Numbers may not add due to rounding.
2.	Adjustments largely of a non-policy nature, primarily changes in interest expenses, depreciation, growth funding, swaps, deferrals, administered revenue and GST and natural disaster payment revisions.

24	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

2.3	Revenue

General Government revenue in 2016-17 is estimated to be $54.953 billion, $1.5 billion (2.8%) more than the 2016-17 Budget estimate. This largely reflects upwards revisions to revenue from royalties, partially offset by lower than anticipated taxation revenue. Across the period 2016-17 to 2019-20, revenue has been revised upwards by $2 billion. This primarily reflects upwards revisions to royalties associated with a temporary surge in coal prices, and adjustments to sales of goods and services revenue. These revisions are partially offset by weaker expectations for state taxation.

Revenue is expected to grow by 7.8% in 2016-17, following growth of 2.1% in 2015-16. Strong revenue growth in 2016-17 is supported by increased royalty and GST revenue, and also reflects the shifting of Natural Disaster Relief and Recovery Arrangements funding from 2015-16 to 2016-17 and 2017-18 as outlined in the 2016-17 Commonwealth Budget.

Over the four years to 2019-20, revenue is estimated to grow by an average of 2.7% per annum. The slightly lower revenue growth across this period than estimated in the 2016-17 Budget is largely due to actual revenue in 2015-16 being $1 billion higher than the estimated actual. This increase was due to higher sales of goods and services, higher revenue from government-owned corporations (mainly from electricity businesses) and higher royalties and contributed assets. These increases were partially offset by lower taxes, primarily payroll tax and transfer duty.

Chart 6: Revisions to key revenue forecasts since the 2016-17 Budget

Since the 2016-17 Budget, royalty revenue has been revised upwards by $2.151 billion across the period 2016-17 to 2019-20. This is mainly the result of the sharp increase in coal prices in recent months, with the year average estimate of the 2016-17 premium hard coking coal contract price increasing by 67% since the 2016-17 Budget, to $US147/tonne. The year average price incorporates contract prices of around $US90/tonne in the first quarter of 2016-17, increasing to around $US200/tonne in the December 2016 quarter.

Increased coal prices compared to expectations in the 2016-17 Budget are driven by a range of factors, including the rationalisation of China’s coal industry, as well as logistical bottlenecks and seaborne supply constraints. The 2016-17 year average price reflects an expectation the hard coking coal price will peak in the December 2016 quarter and gradually decline through the remainder of the financial year as supply constraints ease.

Price revisions for coal are slightly offset by a strengthening of the A$-US$ exchange rate and small downwards revisions in coal volumes across the forward estimates. Revised estimates of coking coal prices assume a steady decline from the 2016-17 peak to a medium term price of $US111/tonne by 2018-19.

Compared to Budget estimates, this has resulted in a large upwards revision to royalties in 2016-17 ($1.439 billion) and less substantial increases in 2017-18 ($382 million) and 2018-19 ($263 million). Royalty revisions over the last few Budget updates are discussed in more detail in Box 2.

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Estimates of royalties from commodities other than coal have changed only marginally since the 2016-17 Budget, mainly driven by the strengthening of the A$-US$ exchange rate outlook and increased price estimates for some metals, including gold, silver and zinc. The outlook for the Brent oil price and coal seam gas volumes are similar to Budget estimates. Sales of goods and services revenue has also increased each year from 2015-16 since the 2016-17 Budget. This is mainly related to health services, including increased estimated funding from the Commonwealth for higher activity through the Pharmaceutical Benefits Scheme.

Increases to revenue estimates for royalties and sales of goods and services are partially offset by weaker than anticipated state tax revenues. Taxation revenues are revised down by $1.135 billion over the period 2016-17 to 2019-20. While the total reduction in taxes over the period is far smaller than the increase to royalty revenue, there are larger revisions to taxes than royalties in 2018-19 and 2019-20.

Taxation revisions mainly reflect weaker than expected collections over the last two quarters, particularly for transfer duty, payroll tax and gambling taxes. Estimates of transfer duty growth are also slightly more conservative from 2017-18. Changes to the composition of the payroll tax base continue to weigh on collections, with declines in collections from the mining and construction sectors partially offsetting modest growth in other industries, such as retail trade. Similar to Budget estimates, average annual payroll tax growth of 5.1% is forecast across the forward estimates, well below the average of 8.5% over the 15 years to 2014-15.

Box 2:    Royalty revenue revisions

The recent surge in coal prices follows significant reductions in expectations for commodity prices, with royalty revenue having been revised down in each subsequent budget update between the 2014-15 Budget and the 2016-17 Budget.

Upwards revisions to coal royalties in this update means a proportion of previous downward revisions have been reversed, particularly in 2016-17 royalty revenue. However, the sharp increase to coal prices is not expected to be sustained, with far more modest upwards revisions to hard coking coal price estimates in 2018-19 (9%) and 2019-20 (1%) compared to the 2016-17 Budget. Also, prices for other commodities that impact Queensland’s royalty revenue, such as Brent oil, have not changed in 2016-17, with only marginal changes in the outyears.

The impact of the recent increase in coal prices on royalties is shown below, compared to estimates from previous Budgets. Following weaker outcomes for coal royalties in 2014-15 and 2015-16, the price surge is expected to result in 2016-17 royalties that are far closer to expectations at the time of the 2014-15 Budget.

Over the period 2014-15 to 2017-18, the total downwards revisions to royalties since the 2014-15 Budget is estimated at $4.7 billion, compared to $6.7 billion estimated in the 2016-17 Budget.

Chart 7: Coal royalty revenue since the 2014-15 Budget

26	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

2.4	Expenses

Expenses in 2016-17 are expected to be $52.927 billion, $345 million or 0.7% higher than the Budget estimate.

General Government expenses are expected to increase by 5.8% in 2016-17, similar to budgeted growth of 5.5%, following growth of 1% in 2015-16. A significant component of the growth in 2016-17 is a result of the Government’s commitment to revitalise and restore critical frontline services in the key areas of health and education. Expenditure in the lead up to and holding of the Commonwealth Games in 2018 also contributes to the growth in expenses in 2016-17 and 2017-18.

The 2016-17 MYFER confirms the Government’s commitment to sustainable expense growth with total expenses forecast to grow on average by 2.7% per annum over the four years to 2019-20. Expense growth is equal to average annual revenue growth of 2.7% over the same period.

Key expense measures since the 2016-17 Budget include:

•	$200 million allocated to a new Works for Queensland program. The program will include working with local governments in regional communities facing high unemployment to identify and deliver priority projects and facilitate new job opportunities

•	a $200 million Jobs and Regional Growth package, building on the existing $40 million Advance Queensland Industry Attraction Fund, targeted at growing regional economies and improving employment outcomes for young Queenslanders

•	$170.1 million to extend the electricity rebate to holders of a Commonwealth Health Care Card. This measure will provide much needed assistance to low income families at a rate of $330 per annum

•	$100 million personalised transport reform package to assist taxi and limousine licence holders adjust to more competition within the industry and take advantage of new opportunities – without a fare levy.

Expense measures since the 2016-17 Budget are partially offset by lower depreciation expenses across all years due to the extension of useful lives of road infrastructure assets.

The forecast position for other operating expenses has increased in all years since the 2016-17 Budget due to the recognition of cost of goods sold for medical supplies, which has been matched by an equal increase in the sales of goods and services.

2.5	Intergovernmental financial relations

2.5.1	Australian Government payments

Funding from the Australian Government is necessary to support the State’s delivery of high-quality services to the community, especially in the health and education sectors.

On 1 April 2016, the Council of Australian Governments (COAG) agreed to an interim funding arrangement for hospitals and health reform worth around $2.9 billion nationally over three years. The Australian Government also announced, in its 2016-17 Budget, additional schools funding of $1.2 billion nationally over three school years. While these additional funds for hospitals and schools will help restore Queensland’s capacity to deliver high-quality services in the short term, they do not fully address funding cuts made to health and education in the 2014-15 Commonwealth Budget.

The Queensland Government aims to establish ongoing funding certainty for important community programs supported by federal funds, including universal access to early childhood education, skills reform, homelessness and remote Indigenous housing. National Partnership Agreements that help fund these programs, and several others, will expire in the next two years. The Queensland Government is working with the Australian Government to provide certainty to these sectors by negotiating new ongoing funding arrangements.

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2.5.2	National Disaster Relief and Recovery Arrangements

In the Australian Government’s 2016-17 Budget, National Disaster Relief and Recovery Arrangements (NDRRA) funding to Queensland that was to have been paid in 2015-16 was deferred, with reimbursement to be paid to Queensland across 2016-17 and 2017-18.

Table 5 sets out the impact of the timing of revenue and expenditure in relation to natural disasters on the underlying net operating balance. These estimates have not changed significantly since publication of the 2016-17 Budget.

From 2018-19 onwards, the timing of NDRRA reimbursements has a minimal impact on the operating position.

Table 5: Impact of NDRRA funding on the net operating balance1

	2016–17 MYFER $ million	2017–18 Projection $ million	2018–19 Projection $ million	2019–20 Projection $ million
Published net operating balance	2,026	1,095	479	981
less disaster revenue[2,3]	746	596	—	—
add disaster expenditure	276	149	8	—
Underlying net operating balance	1,556	648	487	981
Disaster related capital	28	2	—	—

Notes:

1.	Numbers may not add due to rounding.
2.	Revenue is expected in the financial year following the delivery of the works to which it relates.
3.	Excludes loans provided through the State which are not treated as revenue.

2.6	Balance sheet

2.6.1	General Government sector

General Government sector borrowings are estimated to be $36.022 billion at 30 June 2017, $1.753 billion less than the 2016-17 Budget estimate. This is mainly driven by higher than expected operating cash flows, primarily as a result of stronger royalty revenues, and the flow through impact of lower than expected 2015-16 General Government sector debt. Borrowings are lower in each year compared to the 2016-17 Budget.

Chart 8 compares the 2016-17 MYFER borrowing projections with those in the 2014-15, 2015-16 and 2016-17 Budgets. General Government sector borrowings continue their downward trend for each year of the forward estimates when compared to prior year budgets. In particular, 2017-18 borrowings are projected to be $11 billion lower than at the time of the 2014-15 Budget. This is largely due to the Government’s continued commitment to responsible fiscal management and strategies such as the Debt Action Plan.

The chart also demonstrates borrowings are expected to be $4.662 billion lower in 2019-20 than in 2014-15.

28	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Chart 8: General Government sector borrowings

Note:

1.	In the 2016-17 Budget, 2014-15 borrowing is an actual and 2015-16 onwards are forecasts. In the 2016-17 MYFER, 2014-15 and 2015-16 are actuals and 2016-17 onwards are forecasts. There was no forecast for 2018-19 or 2019-20 in the 2014-15 Budget. There was no forecast for 2019-20 in the 2015-16 Budget.

2.6.2	Non-financial Public sector

The Non–financial Public sector (NFPS) is the consolidation of the General Government and Public Non-financial Corporations (i.e. commercial) sectors, with transactions between these sectors eliminated.

Borrowings of $73.749 billion are projected at 30 June 2017 in the NFPS, $1.521 billion less than the 2016-17 Budget estimate and $7.485 billion less than at the time of the 2014-15 Budget, primarily as a result of the lower borrowings in the General Government sector.

As a result of this improvement rolling into subsequent years, by 2019-20, borrowings are expected to be $77.518 billion, $1.351 billion lower than anticipated in the 2016-17 Budget.

2.6.3	Debt Action Plan

The Queensland Government remains committed to taking action to reduce the level of General Government sector debt and interest expense.

The 2015-16 Budget revised the capital structure of the Government’s energy network businesses towards more commercial levels; moved funding for long service leave to an emergent basis; and temporarily suspended investment of defined benefit employer contributions, whilst maintaining fully funded status. The 2015-16 MYFER also extended commercial capital structures to further government-owned corporations. The proceeds from these measures were used to reduce General Government sector debt.

The 2016-17 Budget provided for further debt reduction, and at the same time targeted initiatives to boost productivity through infrastructure investment, including the $2 billion State Infrastructure Fund. In light of the strong financial position of the defined benefit superannuation scheme, the Government decided to repatriate $4 billion from the previous over-contribution to the scheme by Government.

Queensland remains the only Australian jurisdiction to fully fund its defined benefit superannuation liabilities. The surplus repatriation is consistent with the Government’s ongoing commitment to the fiscal principle of targeting full funding of long-term liabilities including superannuation, in accordance with actuarial advice.

Improved cash management arrangements involving government-owned corporations have allowed for further reductions in General Government sector debt.

These active balance sheet management strategies have played a key role in ensuring that borrowings in 2017-18 are projected to be $11 billion lower than the estimate at the time of the 2014-15 Budget.

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2.7	Purchases of non-financial assets

2.7.1	General Government sector

Within the General Government sector purchases of non-financial assets are expected to be $5.2 billion in 2016-17, before rising further to $6.4 billion in 2017-18. In 2016-17, purchases of non-financial assets are estimated to be around $1.1 billion more than 2015-16, before rising a further $1.2 billion in 2017-18. Purchases of non-financial assets over the period 2016-17 to 2019-20 total $23.3 billion.

2.7.2	Non-financial Public sector

Purchases of non-financial assets in the Non-financial Public sector of $8.1 billion in 2016-17 are more than $1.2 billion above 2015-16 and rise a further $1.3 billion in 2017-18. The total over the period 2016-17 to 2019-20 is $34.6 billion. Along with $3.5 billion in capital grants and $2.4 billion in finance leases, the total Non-financial Public sector capital program for the period 2016-17 to 2019-20 is $40.5 billion.

2.7.3	Facilitating infrastructure investment

The Government continues to work with the Australian Government and the business community on a range of infrastructure projects that will provide significant stimulus to economic and employment growth in Queensland. These projects include:

•	Cross River Rail: The State has committed $850 million to the project and is continuing to lobby the Australian Government for a major funding contribution to the State’s highest priority infrastructure project. Further, the Queensland Government secured $10 million from the Australian Government to contribute to further planning works for Cross River Rail, to be carried out by the newly established Cross River Rail Authority.

•	Queen’s Wharf Brisbane: The Destination Brisbane Consortium made its first payment to the State in readiness to start work on the $3 billion Queen’s Wharf Brisbane Integrated Resort Development in early 2017. The project will transform Brisbane and support more than 2,000 jobs during construction and 8,000 ongoing jobs when the Integrated Resort Development is operational in 2022.

•	Herston Quarter Redevelopment Project: Australian Unity has been identified as preferred proponent to redevelop this approximately five hectare site in the heart of Brisbane. The $1.1 billion project proposes a fully masterplanned health-related development, including the adaptive re-use of significant heritage buildings, a new 132 bed public hospital and a range of mixed use and public spaces. With the exception of the public hospital, the project will be funded and financed by Australian Unity and with no net cost or risk to the State.

•	North Queensland Sports Stadium: Planning for the $250 million North Queensland Sports Stadium has kicked off with tenders called for stadium design. The project will be a part of one of Australia’s first city deals – a commitment between the Australian Government, the Queensland Government and local government to coordinate investment in priority infrastructure projects.

•	Logan Motorway Enhancement Project: This $512 million project is Queensland’s first market-led proposal to progress to binding contract. Under the agreement with the Queensland Government, Transurban Queensland will fully finance a range of upgrades on the Logan and Gateway Extension motorways to improve road safety and travel times. Transurban Queensland will fund the upgrades mostly through toll increases for trucks. Around 1,300 jobs will be supported through construction of this project and work will start in 2017.

Over 100 projects have been completed under the Accelerated Works Program that is bringing forward more than $440 million in capital projects in regional areas experiencing subdued economic growth.

By the end of 2016, 90% of the program is forecast to be complete or in construction, supporting up to 950 jobs to assist local Queensland economies including:

•	$28 million to replace two double lane bridges at Vines Creek, Mackay, a key link in Mackay’s transport network, supporting an average of 42 jobs over the life of the project.

•	School maintenance works at the North Rockhampton State High School, improving facilities for the students and the community earlier than it would have otherwise occurred.

30	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

3.0	Achievement of the Government’s fiscal principles

The Government remains committed to its fiscal principles, which underpin the development of the State’s fiscal strategy and financial decision-making, and provided the framework for the 2015-16 and 2016-17 State Budgets. In the 2016-17 Budget, an additional fiscal principle was adopted to ensure the ongoing sustainability of the public service.

Table 6: The fiscal principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2016–17 Budget %	2016–17 MYFER %
Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2015–16	71	70
	2016–17	71	66
	2017–18	69	67
	2018–19	70	69
	2019–20	68	68

	General Government operating cashflows as a proportion of purchases of non-financial assets
		2016–17 Budget %	2016–17 MYFER %
Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing	2015–16	115	115
	2016–17	65	83
	2017–18	69	61
	2018–19	62	56
	2019–20	64	58

	General Government purchases of non-financial assets
		2016–17 Budget ($ million)	2016–17 MYFER ($ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2015–16	4,173	4,092
	2016–17	5,452	5,210
	2017–18	6,590	6,439
	2018–19	5,840	5,644
	2019–20	5,983	5,985

	General Government own–source revenue to GSP
Maintain competitive taxation by ensuring that General Government sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates	2016–17 Budget:		7.8%
	2016-17 MYFER:		8.2%
	Average across the forward estimates:		7.7%
Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at 30 June 2015), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at 30 June 2016.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth	FTE growth
	Average across the forward estimates:		1 1⁄2%
	Population growth
	Average across the forward estimates:		1 1⁄2%

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Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

A primary fiscal focus for the Government is managing the debt of the General Government sector, and servicing this debt from within the General Government sector through tax revenue, charges and royalties. Targeting ongoing reductions in the debt to revenue ratio enables the Government to improve the State’s fiscal sustainability.

As a result of significant initiatives implemented through the Debt Action Plan, the General Government sector’s debt to revenue ratio has fallen substantially from a peak of 91% in 2012-13 to 70% in 2015-16, slightly lower than forecast at the 2016-17 Budget.

The significant improvement in the forecast position for 2016-17 from 71% to 66% primarily reflects upwards revisions to royalties associated with the recent surge in coal prices. These revisions are partially offset by weaker expectations for state taxation. The ratio of debt to revenue stabilises around 68% across the forward estimates on current policy settings.

Chart 9: General Government sector debt to revenue ratio

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing

The forecast 2016-17 net operating balance has increased since the 2016-17 Budget by $1.159 billion to $2.026 billion, an increase of 134%, primarily due to improvements in the forecast revenue projections. Net operating surpluses are forecast to continue across the forward estimates to 2019-20.

While purchases of non-financial assets funded from net operating cash flows average 75% across the period 2015-16 to 2019-20, in line with the published budget estimates, 2016-17 sees a significant increase in the proportion of purchases to cashflows from 65% to 83% primarily due to the upwards revisions to revenue.

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

The 2016-17 MYFER sees General Government sector purchases of non-financial assets (capital purchases) increase from $4.092 billion in 2015-16 to $5.21 billion in 2016-17. Capital purchases over the forward estimates (2017-18 to 2019-20) average around $6 billion per annum.

32	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Principle 4 – Maintain competitive taxation by ensuring that General Government sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

General Government own source revenue is forecast to be 8.2% of nominal gross state product in 2016-17 and an average of 7.7% across the forward estimates. This ensures the Government’s revenue efforts do not constrain economic activity or place an undue burden on households.

In addition, Queensland’s level of state taxation remains competitive, with Queensland’s state taxation of $2,657 per person well below the average of other Australian jurisdictions of $3,505 per person, based on other jurisdictions’ 2016-17 Budgets, and $40 lower than forecast in the 2016–17 Budget.

Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover.

The latest full actuarial review of the QSuper scheme, as at 30 June 2015, found the scheme to be fully funded. WorkCover is also fully funded as at 30 June 2016.

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth

In the 2016-17 Budget, a new fiscal principle was introduced, designed to manage growth in the public service. The Government is taking strong measures to ensure FTEs across the forward estimates grow modestly, at a rate similar to state population growth. A whole-of-sector approach is being taken to reprioritise efforts and find opportunities to share talent where possible to meet new service priorities.

Since the 2016-17 Budget, 2016-17 FTE estimates have increased from 215,087 to 215,259. The revised 2016-17 estimate represents an increase of 2.37% from 2015-16 as the Government implements a number of measures in priority areas, with additional frontline staff in health and other key service delivery functions. Across the forward estimates, average growth reduces to just under 1 1⁄2%, broadly in line with expected population growth.

www.treasury.qld.gov.au	33

4.0	Update on key Government policies

4.1	Back to Work – Regional Employment Package

The Government continues to deliver on its commitment to job creation as a core policy objective to lead Queensland to a more prosperous and inclusive future. The $100 million two-year Back to Work Regional Employment Package (Back to Work), which has been in place since 1 July 2016, is a key program contributing to the achievement of this commitment. The program aims to support up to 8,000 regional jobs, help employers with the confidence to take on additional staff and provide an economic boost to Queensland’s regions.

Back to Work is targeted at regional Queensland: Far North Queensland, North Queensland, Mackay/Whitsunday, Central Queensland, Wide Bay/Burnett, North West and South West. The program includes:

•	$80 million for support payments for employers to take on regional jobseekers

•	$10 million for additional training for eligible jobseekers to ensure they have the skills they need for work through the Back to Work Certificate 3 Guarantee Boost

•	$10 million for Back to Work Teams to work with local employers and jobseekers and build regional employment solutions.

Feedback on the program has been overwhelmingly positive. Back to Work Teams report strong local interest, with employers indicating that the program has been a key factor in their decision to take on a new employee. Employers are also leveraging the assistance of the Back to Work Teams to secure training for their new employees.

As at 11 December 2016, 451 employers from across regional Queensland have successfully applied for a Back to Work employer support payment. Funding of more than $3.7 million has been paid to these businesses resulting in 880 jobseekers being employed, with 360 of these being long term unemployed.

The Government has also recently announced the $20,000 Youth Boost payment, which will be delivered as part of Back to Work and is available to eligible regional employers who hire a young jobseeker aged 15-24 years between 1 December 2016 and 28 February 2017 (inclusive). This initiative seeks to stimulate employment opportunities and economic growth by supporting employers to hire unemployed young people in regional Queensland.

4.2	Jobs and Regional Growth Package

This Government is committed to investing in our regions and delivering jobs where they are needed most. Back to Work has supported hundreds of regional Queenslanders into work and the recent announcement of the $20,000 Youth Boost will provide a substantial incentive for employers to hire young people. But more needs to be done.

This is why the Government has invested in a $200 million Jobs and Regional Growth Package, incorporating the $40 million Advance Queensland Industry Attraction Fund, targeted at growing regional economies and improving employment outcomes for young Queenslanders. The package will build on the success of the initiatives the Government is already delivering to support economic growth and employment such as Skilling Queenslanders for Work and will deliver new programs aimed at giving our young people the best chance of finding and securing a job.

Key initiatives under the package include:

•	Jobs and Regional Growth Fund – An additional $130 million, to complement the existing $40 million statewide Advance Queensland Industry Attraction Fund, assisting expansion of private sector projects, economic development and employment opportunities in regional areas currently experiencing high levels of unemployment. Funding will be for assisting projects that build on the strengths of a particular region (e.g. tourism in Cairns) and generate jobs particularly in the private sector.

34	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

•	Made in Queensland – The program will provide $20 million dedicated to supporting Queensland’s manufacturing industry. Government will work with local manufacturers to help them to increase their international productivity and competitiveness, and adopt innovative processes and technologies.

•	Local Jobs First – The Government will host a series of roundtables with industry stakeholders to identify the barriers to employing young local jobseekers. The Locals First Roundtables will identify opportunities for industry and Government to work together to improve the employability of local youth in key regional industries such as agriculture and tourism.

•	Young Tourism Leaders Network – A statewide network of young leaders in the tourism industry will be established to inspire other young people into a career in tourism. It will be delivered through secondary schools, industry forums, and online to promote the variety of occupations in the industry and the benefits of pursuing a career in tourism.

•	Youth Employment and Training Initiatives – Additional funding will allow for more young people to be assisted across regional Queensland including Cairns, Townsville, Mackay, the Outback and other regions which are facing significant youth employment challenges. The initiatives will assist local youth to undertake education and training and find and secure jobs.

4.3	Queensland First Home Owners’ Grant

The Queensland First Home Owners’ Grant is an initiative to help first home owners into their new first home sooner and provides a one-off payment towards the purchase or construction of a brand new house, unit or townhouse (valued at less than $750,000). The Government has enhanced this important initiative by increasing the Queensland First Home Owners’ Grant from $15,000 to $20,000 for contracts made between 1 July 2016 and 30 June 2017.

From 1 July 2016 to 30 November 2016, $57.7 million of grant payments have been provided to first home buyers, including 1,371 of the enhanced Queensland First Home Owners’ Grants worth $27.4 million. These payments are helping eligible Queenslanders achieve the dream of owning their first home sooner, encourage investment in the new housing market and provide support for existing and new jobs in the building industry and supply sectors.

4.4	Fairer Fares

The Fairer Fares package will provide more affordable fares and will encourage greater use of public transport in South East Queensland. Key elements of these reforms include:

•	Lower fares for all zones, including reducing the cost of one zone local trips to $3.20 (adult goCard)

•	Reduce the number of zones from 23 to eight wider zones, making local travel more affordable

•	Weekday morning off-peak period extended to 6am

•	Free weekend travel for children aged 5 to 14 travelling on a child goCard

•	Introducing an ‘8 paid journeys and 50% off subsequent journeys per week’ incentive replacing the existing ‘9 and Free’ incentive.

Discussions continue with the Australian Government on the implementation of new concessions for Newstart recipients and asylum seekers.

www.treasury.qld.gov.au	35

4.5	Temporary increase of payroll tax rebate for wages paid to apprentices and trainees

The Government remains committed to addressing youth unemployment and building Queensland’s skills base.

Amendments were made to the Payroll Tax Act 1971 to provide a payroll tax rebate of 25% on the wages of qualifying apprentices and trainees for the financial years 2015-16 to 2017-18. On 18 July 2016, the Government announced an increase of the rebate to 50% for the 2016-17 financial year.

The rebate increase was introduced to make it even more attractive for employers to hire and keep apprentices and trainees and grow their businesses, assisting Government objectives to boost skills and create jobs, particularly in regional Queensland. Since 1 July 2015, $17.8 million in rebates have been provided to approximately 3,452 businesses in Queensland to support apprentices and trainees.

4.6	Social Benefit Bonds

Significant progress has been made by Government to pilot three Social Benefit Bonds (SBBs) in Queensland. Queensland Treasury, working closely with partner agencies, is leading the initiative, which aims to pilot SBBs in the focus areas of homelessness, reoffending and issues facing Aboriginal and Torres Strait Islander people as part of a new and innovative approach to tackling complex social and economic challenges.

In early 2016 the initial request for proposals attracted a strong response from the market. The program has now progressed to the joint development phase with three shortlisted proponents who propose services to support each of the focus areas and represent target populations from both metropolitan and regional Queensland communities. The program is on target to have Queensland’s first SBB contracted in the first half of 2017.

This milestone represents the successful culmination of engagement with social service providers, partner agencies, investors and intermediaries. Queensland Treasury and eight partner agencies have worked in close collaboration through the program governance framework and through data collection and verification to support the successful implementation of SBBs.

4.7	Advancing our cities and regions

Advancing Our Cities and Regions, announced in the 2016-17 Budget, involves using surplus or underutilised State land and property as a catalyst and tool to help transform our cities and regions for the 21st century. Its objective is to renew and repurpose surplus and underused state property to improve community outcomes, create jobs, and drive economic growth.

Advancing Our Cities and Regions is to be progressively rolled out over 10 years, and will identify specific precincts and parcels of surplus and underutilised State land and property. In conjunction with the private sector, these can be used to deliver a wide range of exciting economic and community outcomes.

Advancing Our Cities and Regions is delivered in partnership between Economic Development Queensland, the Department of Infrastructure, Local Government and Planning, Property Queensland in the Department of State Development, and Queensland Treasury. The first four targeted priority projects are the Cross River Rail Economic Development Strategy; Townsville Transformation; Rockhampton Revival; and Moreton Bay Renewal.

36	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

4.8	Advance Queensland

Advance Queensland is a comprehensive suite of programs, based on international evidence, designed to create the knowledge-based jobs of the future.

Building on the initial $180 million investment announced in 2015, the 2016-17 Accelerating Advance Queensland budget initiatives broadened the scope with an additional investment of $225 million.

Advance Queensland is encouraging innovation across Queensland and supporting local economies to create jobs for regional Queenslanders through the Advancing Regional Innovation Program, launched in October 2016. Twelve Queensland regions each have a funding pool of $500,000 to help local innovators grow and to connect them with regional industries and research institutions, creating new economic opportunities.

Through Advance Queensland, the Government is also focusing on platform technologies like big data, drones and sensors. An example is a project in the Surat Basin to develop advanced airspace awareness systems to enable drones to monitor gas wells and send data to maintenance teams. Not only will this project create jobs and benefit Queensland businesses, once developed, this technology could benefit a range of Queensland industries including aerospace, defence, agriculture, disaster management and environmental monitoring.

A key element of Advance Queensland is the Government’s four year $40 million Business Development Fund. The Fund provides early stage venture capital by co-investing, alongside private sector co-investors, between $125,000 and $2.5 million into emerging and innovative Queensland businesses. Through the Fund’s independent Investment Panel of experienced entrepreneurs, $8.375 million has been invested into Queensland businesses since the Fund’s launch in October 2015.

Advance Queensland programs like Ignite Ideas and Knowledge Transfer Partnerships are helping innovators turn their ideas into new products and services. Healthy products from green banana flour in Mareeba, reducing waiting times at the doctor in Mackay, sensors for machinery for the sugar industry in Townsville and medical devices to help people who have trouble swallowing in Toowoomba, are all examples of how innovators across the State are showing that Queensland is made for innovation.

Through the Hot DesQ program, Advance Queensland is attracting global expertise to Queensland. Twenty-five startups (16 international from eight countries and nine from interstate) are relocating to Queensland to boost Queensland’s startup ecosystem and broaden global connections. These startups bring significant experience and networks and are required to share these with the local business community. Several of these startups will be based in regional Queensland.

4.9	Energy Queensland

On 30 June 2016, the electricity network businesses of Energex Limited and Ergon Energy Corporation Limited were merged under the new parent company, Energy Queensland Limited (Energy Queensland).

After an extensive and wide-ranging recruitment process, the new Chief Executive Officer for Energy Queensland commenced in October 2016. The Chief Executive role is Townsville-based, ensuring regional Queensland is well represented in the formation and management of Energy Queensland, with other key operational roles also expected to be located in Energy Queensland’s Townsville headquarters.

As announced in the 2015-16 MYFER, the merger and other efficiencies are expected to result in savings of $562 million over five years. These savings will deliver benefits to both Government and electricity consumers, through improved returns from the business, and by putting downward pressure on electricity prices. This will also put Energy Queensland on a sustainable path to achieving the efficiency improvements required under the Australian Energy Regulator’s (AER) determinations for 2015-2020, ensuring the business is well placed for its next AER determination in 2020.

Since the merger on 30 June 2016, Energy Queensland is on track to deliver $76 million in savings through efficiency and synergy measures by the end of 2016-17.

www.treasury.qld.gov.au	37

4.10	Queensland Productivity Commission Electricity Pricing Inquiry

On 30 November 2016, the Government responded to the Queensland Productivity Commission’s (QPC) final report on its Electricity Pricing Inquiry. The Government has accepted the vast majority of the QPC’s recommendations, which will ensure that Queensland’s policy and regulatory environment remains able to support the efficient supply of electricity over the short, medium, and long term, while at the same time stabilising prices.

In response to the QPC’s recommendations on support for vulnerable customers, the Government has allocated funding starting at $48 million per annum ($170.1 million over the forward estimates period to 2019-20) to extend the electricity rebate to Commonwealth Health Care Card holders and asylum seekers. This will provide much needed assistance to low income families, at a rate of up to $330 per annum.

Extending the rebate to Commonwealth Health Care Card holders and asylum seekers, while retaining rebates for holders of a Pensioner Concession Card, Veterans Affairs Gold Card or a Queensland Seniors Card, brings the total value of electricity rebates to over $840 million across the forward estimates.

The Government will also be supporting regional businesses facing a shift to standard electricity tariffs in 2020, through a $10 million Regional Business Customer Support Package. This initiative will deliver better access to digital metering, provide more information about tariff options, and provide co-contributions to help customers invest in operational and equipment changes to manage bill impacts.

38	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

5.0	Uniform Presentation Framework and Loan Council allocation

5.1	Uniform Presentation Framework financial information

Table 7: General Government Sector Operating Statement1

		2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
	Revenue from Transactions
	Taxation revenue	12,547	13,150	12,956	13,543	14,293	15,098
	Grants revenue	23,740	27,116	27,061	28,151	26,845	27,228
	Sales of goods and services	5,926	5,423	5,853	6,190	6,168	6,384
	Interest income	2,543	2,296	2,216	2,132	2,067	1,931
	Dividend and income tax equivalent income	2,661	2,307	2,253	1,886	1,952	1,999
	Other revenue	3,577	3,156	4,614	3,732	3,944	4,089
	Total Revenue from Transactions	50,995	53,449	54,953	55,634	55,269	56,730

Less	Expenses from Transactions
	Employee expenses	20,044	20,930	20,975	21,686	22,167	23,084
	Superannuation expenses
	Superannuation interest cost	767	810	510	553	571	590
	Other superannuation expenses	2,507	2,628	2,701	2,675	2,684	2,705
	Other operating expenses	15,000	16,220	16,420	17,192	16,008	15,768
	Depreciation and amortisation	2,927	3,501	3,098	3,280	3,392	3,410
	Other interest expenses	2,220	1,693	1,702	1,750	1,714	1,602
	Grants expenses	6,559	6,799	7,520	7,403	8,254	8,590
	Total Expenses from Transactions	50,025	52,582	52,927	54,539	54,790	55,749
Equals	Net Operating Balance	970	867	2,026	1,095	479	981

Plus	Other economic flows - included in operating result	119	(629)	(458)	(248)	214	310

Equals	Operating Result	1,088	239	1,568	847	694	1,291

Plus	Other economic flows - other movements in equity	22,639	2,404	2,428	2,190	1,653	1,624

Equals	Comprehensive Result - Total Change In Net Worth	23,728	2,642	3,997	3,037	2,347	2,915

	KEY FISCAL AGGREGATES

	Net Operating Balance	970	867	2,026	1,095	479	981

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	4,092	5,452	5,210	6,439	5,644	5,985
	Less Sales of non-financial assets	254	341	322	411	396	414
	Less Depreciation	2,927	3,501	3,098	3,280	3,392	3,410
	Plus Change in inventories	(37)	33	24	(35)	(44)	(85)
	Plus Other movements in non-financial assets	556	1,231	1,228	845	812	205
	Equals Total Net Acquisition of Non-financial
	Assets	1,431	2,873	3,041	3,558	2,624	2,281
Equals	Fiscal Balance	(461)	(2,006)	(1,015)	(2,463)	(2,144)	(1,301)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

www.treasury.qld.gov.au	39

Table 8: Public Non-financial Corporations Sector Operating Statement1

		2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
	Revenue from Transactions
	Grants revenue	699	716	727	618	669	707
	Sales of goods and services	10,777	10,869	10,882	10,846	10,894	11,219
	Interest income	62	40	33	31	30	30
	Dividend and income tax equivalent income	14	14	14	14	14	14
	Other revenue	310	137	130	128	138	143
	Total Revenue from Transactions	11,863	11,776	11,786	11,636	11,744	12,114

Less	Expenses from Transactions
	Employee expenses	1,625	1,720	1,836	1,847	1,856	1,893
	Superannuation expenses
	Superannuation interest cost	(12)
	Other superannuation expenses	201	218	144	146	148	151
	Other operating expenses	3,400	3,271	3,157	3,316	3,416	3,508
	Depreciation and amortisation	2,346	2,458	2,402	2,589	2,660	2,714
	Other interest expenses	1,885	2,038	2,144	1,976	1,914	1,959
	Grants expenses	15	15	20	20	20	20
	Other property expenses	802	693	675	536	563	568
	Total Expenses from Transactions	10,263	10,414	10,378	10,430	10,577	10,813
Equals	Net Operating Balance	1,600	1,362	1,408	1,207	1,167	1,301

Plus	Other economic flows - included in operating result	(277)	(12)	(48)	(122)	(142)	(143)

Equals	Operating Result	1,323	1,350	1,360	1,084	1,024	1,157

Plus	Other economic flows - other movements in equity	(3,339)	(1,354)	(1,109)	(678)	(1,204)	(1,336)

Equals	Comprehensive Result - Total Change In Net Worth	(2,016)	(4)	251	406	(179)	(179)

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,600	1,362	1,408	1,207	1,167	1,301

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	2,773	2,812	2,930	3,018	2,776	2,633
	Less Sales of non-financial assets	45	17	32	96	25	34
	Less Depreciation	2,346	2,458	2,402	2,589	2,660	2,714
	Plus Change in inventories	(35)	(18)	(20)	(14)	27	21
	Plus Other movements in non-financial assets	75	16	16	17	17	17
	Equals Total Net Acquisition of Non-financial
	Assets	422	335	491	336	135	(77)
Equals	Fiscal Balance	1,178	1,027	917	870	1,032	1,378

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

40	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Table 9: Non-financial Public Sector Operating Statement1

		2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
	Revenue from Transactions
	Taxation revenue	12,231	12,879	12,726	13,294	14,024	14,809
	Grants revenue	23,823	27,197	27,148	28,234	26,929	27,314
	Sales of goods and services	14,882	14,383	14,811	15,129	15,089	15,401
	Interest income	2,605	2,336	2,249	2,163	2,097	1,961
	Dividend and income tax equivalent income	182	99	99	121	139	155
	Other revenue	3,884	3,294	4,744	3,860	4,082	4,233
	Total Revenue from Transactions	57,608	60,188	61,778	62,801	62,361	63,873

Less	Expenses from Transactions
	Employee expenses	21,571	22,546	22,723	23,444	23,931	24,884
	Superannuation expenses
	Superannuation interest cost	755	810	510	553	571	590
	Other superannuation expenses	2,709	2,847	2,845	2,820	2,832	2,856
	Other operating expenses	16,564	17,577	17,647	18,594	17,444	17,066
	Depreciation and amortisation	5,274	5,959	5,501	5,869	6,052	6,124
	Other interest expenses	3,904	3,575	3,717	3,580	3,465	3,380
	Grants expenses	5,958	6,179	6,900	6,888	7,689	7,989
	Total Expenses from Transactions	56,735	59,494	59,843	61,748	61,984	62,888
Equals	Net Operating Balance	873	694	1,935	1,053	376	985

Plus	Other economic flows - included in operating result	(753)	(801)	(666)	(370)	(408)	(405)

Equals	Operating Result	120	(106)	1,269	683	(31)	580

Plus	Other economic flows - other movements in equity	23,608	2,749	2,728	2,355	2,378	2,335

Equals	Comprehensive Result - Total Change In Net Worth	23,728	2,642	3,997	3,037	2,347	2,915

	KEY FISCAL AGGREGATES

	Net Operating Balance	873	694	1,935	1,053	376	985

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	6,900	8,264	8,111	9,457	8,420	8,617
	Less Sales of non-financial assets	292	358	326	507	421	448
	Less Depreciation	5,274	5,959	5,501	5,869	6,052	6,124
	Plus Change in inventories	(72)	15	4	(49)	(17)	(64)
	Plus Other movements in non-financial assets	631	1,247	1,244	862	829	223
	Equals Total Net Acquisition of Non-financial
	Assets	1,893	3,208	3,532	3,894	2,758	2,204
Equals	Fiscal Balance	(1,020)	(2,514)	(1,597)	(2,842)	(2,382)	(1,219)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

www.treasury.qld.gov.au	41

Table 10: General Government Sector Balance Sheet1

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Assets
Financial Assets
Cash and deposits	1,104	658	969	859	886	940
Advances paid	632	812	703	772	779	710
Investments, loans and placements	33,612	33,589	33,072	32,131	30,065	28,832
Receivables	4,282	3,907	4,051	3,895	4,287	4,398
Equity
Investments in other public sector entities	20,477	21,320	21,207	21,613	21,433	21,255
Investments - other	157	176	166	176	186	186
Total Financial Assets	60,265	60,462	60,168	59,446	57,635	56,320
Non-financial Assets
Land and other fixed assets	200,647	178,628	204,198	208,329	212,303	215,372
Other non-financial assets	6,377	7,058	6,784	7,184	6,796	7,051
Total Non-financial Assets	207,024	185,686	210,982	215,513	219,099	222,423
Total Assets	267,289	246,148	271,150	274,959	276,734	278,743
Liabilities
Payables	3,596	3,209	3,846	3,876	3,917	3,961
Superannuation liability	27,360	25,891	25,677	24,370	22,907	21,436
Other employee benefits	5,217	5,179	5,404	5,555	5,708	5,764
Deposits held	3	—	3	3	3	3
Advances received	514	809	756	1,249	1,216	1,123
Borrowing	35,486	37,775	36,022	37,364	37,976	38,443
Other liabilities	3,204	3,559	3,534	3,598	3,716	3,808
Total Liabilities	75,380	76,421	75,244	76,016	75,444	74,539
Net Worth	191,910	169,726	195,906	198,943	201,290	204,205

Net Financial Worth	(15,114)	(15,960)	(15,076)	(16,570)	(17,809)	(18,218)
Net Financial Liabilities	35,591	37,279	36,283	38,183	39,242	39,473
Net Debt	654	3,525	2,038	4,854	7,466	9,088

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

42	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Table 11: Public Non-financial Corporations Sector Balance Sheet1

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Assets
Financial Assets
Cash and deposits	1,542	539	498	37	37	128
Advances paid	33	275	275	768	760	753
Investments, loans and placements	530	333	510	508	506	505
Receivables	1,473	1,634	1,510	1,548	1,621	1,664
Equity
Investments - other	267	226	267	267	267	267
Total Financial Assets	3,845	3,008	3,060	3,127	3,191	3,318
Non-financial Assets
Land and other fixed assets	60,166	61,675	61,188	61,973	62,703	63,278
Other non-financial assets	1,491	1,342	1,431	1,459	1,458	1,417
Total Non-financial Assets	61,657	63,017	62,618	63,433	64,161	64,695
Total Assets	65,502	66,026	65,678	66,560	67,352	68,013
Liabilities
Payables	2,825	2,407	2,527	2,373	2,760	2,897
Superannuation liability	(171)	(242)	(161)	(151)	(141)	(131)
Other employee benefits	696	681	688	692	701	713
Deposits held	20	24	23	23	23	23
Advances received	8	7	7	7	6	5
Borrowing	37,436	37,496	37,726	38,210	38,582	39,075
Other liabilities	7,479	7,482	7,409	7,541	7,735	7,924
Total Liabilities	48,294	47,854	48,219	48,694	49,666	50,506
Net Worth	17,208	18,172	17,459	17,865	17,686	17,507

Net Financial Worth	(44,449)	(44,845)	(45,159)	(45,567)	(46,475)	(47,188)
Net Debt	35,359	36,378	36,473	36,926	37,308	37,716

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

www.treasury.qld.gov.au	43

Table 12: Non-financial Public Sector Balance Sheet1

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Assets
Financial Assets
Cash and deposits	2,646	1,197	1,467	896	923	1,068
Advances paid	657	830	721	783	783	708
Investments, loans and placements	34,142	33,922	33,581	32,639	30,571	29,336
Receivables	3,774	3,780	3,807	3,870	3,929	3,963
Equity
Investments in other public sector entities	3,269	3,148	3,748	3,748	3,748	3,748
Investments - other	424	402	433	443	453	453
Total Financial Assets	44,913	43,280	43,758	42,379	40,407	39,277
Non-financial Assets
Land and other fixed assets	260,813	240,303	265,385	270,302	275,005	278,649
Other non-financial assets	1,063	1,541	1,351	1,521	897	931
Total Non-financial Assets	261,876	241,844	266,736	271,822	275,901	279,581
Total Assets	306,789	285,124	310,495	314,202	316,308	318,857
Liabilities
Payables	4,484	3,909	4,671	4,730	4,753	4,813
Superannuation liability	27,189	25,649	25,516	24,220	22,767	21,305
Other employee benefits	5,913	5,860	6,092	6,246	6,409	6,477
Deposits held	23	24	26	26	26	26
Advances received	514	559	506	499	466	373
Borrowing	72,922	75,270	73,749	75,574	76,559	77,518
Other liabilities	3,835	4,127	4,028	3,964	4,039	4,140
Total Liabilities	114,879	115,397	114,588	115,258	115,018	114,653
Net Worth	191,910	169,726	195,906	198,943	201,290	204,205

Net Financial Worth	(69,966)	(72,118)	(70,830)	(72,879)	(74,611)	(75,376)
Net Financial Liabilities	73,235	75,266	74,578	76,627	78,359	79,124
Net Debt	36,013	39,903	38,511	41,780	44,774	46,805

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

44	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Table 13: General Government Sector Cash Flow Statement1

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Cash Receipts from Operating Activities
Taxes received	12,588	13,140	12,946	13,541	14,291	15,097
Grants and subsidies received	23,891	27,054	27,126	28,220	26,915	27,301
Sales of goods and services	6,083	5,721	6,189	6,228	6,272	6,493
Interest receipts	2,536	2,296	2,216	2,132	2,067	1,931
Dividends and income tax equivalents	3,754	1,652	1,753	2,074	1,876	1,970
Other receipts	4,385	4,279	5,729	4,790	5,007	5,155
Total Operating Receipts	53,237	54,142	55,958	56,985	56,428	57,946
Cash Payments for Operating Activities
Payments for employees	(22,830)	(24,366)	(24,537)	(25,286)	(25,895)	(27,103)
Payments for goods and services	(16,459)	(17,443)	(17,637)	(18,377)	(17,161)	(16,891)
Grants and subsidies	(6,750)	(6,731)	(7,451)	(7,311)	(8,135)	(8,539)
Interest paid	(2,223)	(1,693)	(1,702)	(1,749)	(1,714)	(1,602)
Other payments	(271)	(349)	(314)	(322)	(341)	(344)
Total Operating Payments	(48,533)	(50,581)	(51,641)	(53,044)	(53,247)	(54,479)
Net Cash Inflows from Operating Activities	4,704	3,561	4,318	3,940	3,181	3,467
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(4,092)	(5,452)	(5,210)	(6,439)	(5,644)	(5,985)
Sales of non-financial assets	254	341	322	411	396	414
Net Cash Flows from Investments in Non-financial Assets	(3,838)	(5,111)	(4,887)	(6,028)	(5,248)	(5,570)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	3,348	911	912	(50)	155	500
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,540	(214)	—	947	2,072	1,249
Receipts from Financing Activities
Advances received (net)	(111)	197	197	480	(40)	(40)
Borrowing (net)	(6,738)	665	(675)	600	(92)	449
Deposits received (net)	1	—	—	—	—	—
Net Cash Flows from Financing Activities	(6,848)	862	(478)	1,081	(133)	408
Net Increase/(Decrease) in Cash held	(94)	10	(135)	(110)	27	54
Net cash from operating activities	4,704	3,561	4,318	3,940	3,181	3,467
Net cash flows from investments in non-financial assets	(3,838)	(5,111)	(4,887)	(6,028)	(5,248)	(5,570)
Surplus/(Deficit)	866	(1,550)	(569)	(2,088)	(2,067)	(2,103)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	866	(1,550)	(569)	(2,088)	(2,067)	(2,103)
Acquisitions under finance leases and similar arrangements	(341)	(1,032)	(1,032)	(682)	(674)	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	525	(2,582)	(1,602)	(2,769)	(2,742)	(2,103)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

www.treasury.qld.gov.au	45

Table 14: Public Non-financial Corporations Sector Cash Flow Statement1

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	689	693	704	593	621	672
Sales of goods and services	11,917	11,861	11,989	11,964	11,955	12,300
Interest receipts	62	40	33	31	30	30
Dividends and income tax equivalents	14	14	14	14	14	14
Other receipts	214	96	128	136	147	118
Total Operating Receipts	12,896	12,704	12,867	12,738	12,766	13,134
Cash Payments for Operating Activities
Payments for employees	(1,776)	(1,919)	(1,999)	(1,981)	(1,987)	(2,024)
Payments for goods and services	(3,778)	(3,904)	(3,924)	(3,896)	(4,076)	(4,108)
Grants and subsidies	(14)	(14)	(18)	(18)	(18)	(18)
Interest paid	(1,832)	(2,059)	(2,128)	(1,981)	(1,916)	(1,965)
Other payments	(1,558)	(1,461)	(1,451)	(988)	(998)	(1,055)
Total Operating Payments	(8,957)	(9,356)	(9,519)	(8,864)	(8,995)	(9,171)
Net Cash Inflows from Operating Activities	3,939	3,347	3,348	3,874	3,771	3,964
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(2,773)	(2,812)	(2,930)	(3,018)	(2,776)	(2,633)
Sales of non-financial assets	45	17	32	96	25	34
Net Cash Flows from Investments in Non-financial Assets	(2,729)	(2,795)	(2,898)	(2,922)	(2,750)	(2,599)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	(3,331)	(755)	(755)	—	(180)	(500)
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	20	(2)	(2)	—	—	—
Receipts from Financing Activities
Advances received (net)	(1)	(251)	(251)	(501)	(1)	(1)
Borrowing (net)	4,461	540	432	528	383	497
Dividends paid	(2,669)	(670)	(765)	(1,490)	(1,249)	(1,270)
Deposits received (net)	(7)	3	3	—	—	—
Other financing (net)	(143)	(156)	(156)	50	25	—
Net Cash Flows from Financing Activities	1,642	(535)	(737)	(1,413)	(841)	(773)
Net Increase/(Decrease) in Cash held	(458)	(739)	(1,044)	(461)	—	91
Net cash from operating activities	3,939	3,347	3,348	3,874	3,771	3,964
Net cash flows from investments in non-financial assets	(2,729)	(2,795)	(2,898)	(2,922)	(2,750)	(2,599)
Dividends paid	(2,669)	(670)	(765)	(1,490)	(1,249)	(1,270)
Surplus/(Deficit)	(1,459)	(118)	(315)	(538)	(228)	95

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(1,459)	(118)	(315)	(538)	(228)	95
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,459)	(118)	(315)	(538)	(228)	95

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

46	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Table 15: Non-financial Public Sector Cash Flow Statement1

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
Cash Receipts from Operating Activities
Taxes received	12,267	12,878	12,725	13,293	14,023	14,808
Grants and subsidies received	23,945	27,123	27,202	28,291	26,988	27,375
Sales of goods and services	16,211	15,316	15,892	15,929	15,898	16,235
Interest receipts	2,598	2,336	2,249	2,163	2,097	1,961
Dividends and income tax equivalents	199	100	102	105	125	146
Other receipts	4,596	4,375	5,856	4,926	5,153	5,273
Total Operating Receipts	59,816	62,129	64,026	64,707	64,285	65,797
Cash Payments for Operating Activities
Payments for employees	(24,507)	(26,181)	(26,447)	(27,177)	(27,791)	(29,033)
Payments for goods and services	(18,389)	(19,095)	(19,289)	(20,022)	(18,921)	(18,455)
Grants and subsidies	(6,128)	(6,120)	(6,841)	(6,808)	(7,605)	(7,960)
Interest paid	(3,849)	(3,604)	(3,710)	(3,585)	(3,467)	(3,386)
Other payments	(928)	(890)	(839)	(791)	(797)	(803)
Total Operating Payments	(53,801)	(55,891)	(57,125)	(58,382)	(58,581)	(59,636)
Net Cash Inflows from Operating Activities	6,015	6,238	6,901	6,325	5,704	6,161
Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(6,900)	(8,264)	(8,111)	(9,457)	(8,420)	(8,617)
Sales of non-financial assets	292	358	326	507	421	448
Net Cash Flows from Investments in Non-financial Assets	(6,607)	(7,906)	(7,785)	(8,950)	(7,999)	(8,169)
Net Cash Flows from Investments in Financial Assets for Policy Purposes	(2)	—	1	—	—	—
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,559	(215)	(2)	947	2,072	1,249
Receipts from Financing Activities
Advances received (net)	(112)	(54)	(54)	(20)	(41)	(41)
Borrowing (net)	(2,277)	1,205	(243)	1,128	291	946
Deposits received (net)	(6)	3	3	—	—	—
Other financing (net)	(123)	—	—	—	—	—
Net Cash Flows from Financing Activities	(2,517)	1,154	(294)	1,108	250	905
Net Increase/(Decrease) in Cash held	(553)	(729)	(1,179)	(571)	27	145
Net cash from operating activities	6,015	6,238	6,901	6,325	5,704	6,161
Net cash flows from investments in non-financial assets	(6,607)	(7,906)	(7,785)	(8,950)	(7,999)	(8,169)
Surplus/(Deficit)	(593)	(1,667)	(884)	(2,626)	(2,295)	(2,009)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(593)	(1,667)	(884)	(2,626)	(2,295)	(2,009)
Acquisitions under finance leases and similar arrangements	(341)	(1,032)	(1,032)	(682)	(674)	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(934)	(2,700)	(1,917)	(3,307)	(2,969)	(2,009)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

www.treasury.qld.gov.au	47

5.2	Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 16: Loan Council Allocation1

		2016-17 Budget $ million	2016-17 MYFER $ million
	General Government sector cash deficit/(surplus)	1,550	569
	PNFC sector cash deficit/(surplus)	118	315
	Non Financial Public Sector cash deficit/(surplus)	1,667	884
	Acquisitions under finance leases and similar arrangements	1,032	1,032
Equals	ABS GFS cash deficit/(surplus)	2,699	1,917
Less	Net cash flows from investments in financial assets for policy purposes	—	1
Plus	Memorandum items [2]	2,057	2,477
	Loan Council Allocation	4,756	4,393

Notes:

1.	Numbers may not add due to rounding.
2.	Memorandum items include operating leases and local government borrowings.

48	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

6.0	Taxation and royalty revenue assumptions

Table 17.1: Taxation and royalty revenue1

	2015-16 Actual $ million	2016–17 Budget $ million	2016–17 MYFER $ million	2017–18 Projection $ million	2018–19 Projection $ million	2019–20 Projection $ million
Payroll tax	3,712	3,826	3,777	3,989	4,250	4,524
Transfer duty	3,005	3,231	3,173	3,249	3,428	3,620
Other duties	1,340	1,441	1,429	1,492	1,566	1,644
Gambling taxes and levies	1,138	1,195	1,150	1,200	1,253	1,308
Land tax	1,010	1,083	1,086	1,163	1,233	1,307
Motor vehicle registration	1,633	1,677	1,677	1,742	1,810	1,892
Other taxes	709	696	664	709	754	804
Total taxation revenue	12,547	13,150	12,956	13,543	14,293	15,098
Royalties
Coal	1,705	1,531	2,987	2,022	2,105	2,127
Petroleum[2]	36	68	68	120	180	250
Other royalties[3]	381	343	326	349	394	427
Land rents	162	169	168	173	179	185
Total royalties and land rents	2,284	2,111	3,549	2,665	2,857	2,989

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG).
3.	Includes base and precious metal and other mineral royalties.

Table 17.2: Royalty assumptions

	2016–17	2017–18	2018–19	2019–20
	MYFER	Projection	Projection	Projection
Tonnages – crown export[1] coal (Mt)	216	220	224	229
Exchange rate US$ per A$[2]	0.76	0.75	0.75	0.75
Year average coal prices (US$ per tonne)[3]
Hard coking	147	114	111	111
Semi–soft	103	89	87	86
Thermal	64	71	68	66
Year average oil price
Brent ($US per barrel)	48	53	56	59

Notes:

1.	Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e. private royalties. 2016–17 estimate for domestic coal volume is approximately 23 Mt and private coal is 10 Mt.
2.	Year average.
3.	Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2016–17 as follows: Hard coking US$140 and thermal US$60.

www.treasury.qld.gov.au	49

7.0	Key fiscal aggregates

Table 18 Key Fiscal Aggregates1

	2008-09 Actual $ million	2009-10 Actual $ million	2010-11 Actual $ million	2011-12 Actual $ million	2012-13 Actual $ million	2013-14 Actual $ million	2014-15 Actual $ million	2015-16 Actual $ million	2016-17 MYFER $ million	2017-18 Projection $ million	2018-19 Projection $ million	2019-20 Projection $ million
General Government
Total revenue	37,078	39,727	42,013	45,801	41,755	46,705	49,970	50,995	54,953	55,634	55,269	56,730
Tax revenue	8,866	9,375	9,981	10,608	10,937	11,840	12,598	12,547	12,956	13,543	14,293	15,098
Total expenses	37,099	39,599	43,479	46,028	46,313	46,217	49,551	50,025	52,927	54,539	54,790	55,749
Employee expenses	14,310	15,566	16,826	18,250	18,130	17,816	18,592	20,044	20,975	21,686	22,167	23,084
Net operating balance	(21)	128	(1,466)	(226)	(4,558)	488	420	970	2,026	1,095	479	981
Capital purchases	6,772	8,959	8,237	7,971	7,001	6,324	4,635	4,092	5,210	6,439	5,644	5,985
Net capital purchases	4,349	6,665	5,583	5,241	3,389	3,088	992	1,431	3,041	3,558	2,624	2,281
Fiscal balance	(4,371)	(6,537)	(7,049)	(5,467)	(7,947)	(2,600)	(572)	(461)	(1,015)	(2,463)	(2,144)	(1,301)
Borrowings	10,308	15,916	24,593	29,517	37,878	41,369	43,105	35,486	36,022	37,364	37,976	38,443
Net debt	(19,251)	(13,354)	(9,542)	(5,720)	2,399	5,208	5,749	654	2,038	4,854	7,466	9,088
Non-Financial Public Sector
Total revenue	43,749	47,883	49,040	52,307	49,181	53,502	56,182	57,608	61,778	62,801	62,361	63,873
Capital purchases	15,101	15,007	13,306	11,980	10,774	9,313	7,813	6,900	8,111	9,457	8,420	8,617
Borrowings	42,645	51,713	53,708	61,542	69,086	72,637	75,233	72,922	73,749	75,574	76,559	77,518

Notes:

1.	Bracketed numbers represent negative amounts.

50	Queensland Budget 2016-17 – Mid Year Fiscal and Economic Review

Table 19 Key Fiscal Indicators1

	2008-09 Actual %	2009-10 Actual %	2010-11 Actual %	2011-12 Actual %	2012-13 Actual %	2013-14 Actual %	2014-15 Actual %	2015-16 Actual %	2016-17 MYFER %	2017-18 Projection %	2018-19 Projection %	2019-20 Projection %
General Government
Revenue/GSP	14.3	15.7	15.6	15.8	14.4	15.6	16.3	16.3	16.1	15.6	14.8	14.4
Tax/GSP	3.4	3.7	3.7	3.7	3.8	4.0	4.1	4.0	3.8	3.8	3.8	3.8
Own source revenue/GSP	7.6	7.7	8.1	8.0	8.1	8.4	8.6	8.7	8.2	7.7	7.6	7.5
Expenses/GSP	14.3	15.7	16.1	15.9	15.9	15.5	16.2	16.0	15.5	15.3	14.7	14.2
Employee expenses/GSP	5.5	6.2	6.2	6.3	6.2	6.0	6.1	6.4	6.2	6.1	5.9	5.9
Net operating balance/GSP	(0.0)	0.1	(0.5)	(0.1)	(1.6)	0.2	0.1	0.3	0.6	0.3	0.1	0.2
Capital purchases/GSP	2.6	3.5	3.1	2.8	2.4	2.1	1.5	1.3	1.5	1.8	1.5	1.5
Net cash inflows from operating activities/capital purchases	53.1	37.8	25.5	35.4	(35.5)	43.0	88.6	115.0	82.9	61.3	56.4	57.9
Fiscal balance/GSP	(1.7)	(2.6)	(2.6)	(1.9)	(2.7)	(0.9)	(0.2)	(0.1)	(0.3)	(0.7)	(0.6)	(0.3)
Borrowings/GSP	4.0	6.3	9.1	10.2	13.0	13.9	14.1	11.4	10.6	10.5	10.2	9.8
Borrowings/revenue	27.8	40.1	58.5	64.4	90.7	88.6	86.3	69.6	65.6	67.2	68.7	67.8
Revenue growth	18.0	7.1	5.8	9.0	(8.8)	11.9	7.0	2.1	7.8	1.2	(0.7)	2.6
Tax growth	(7.1)	5.7	6.5	6.3	3.1	8.3	6.4	(0.4)	3.3	4.5	5.5	5.6
Expenses growth	12.3	6.7	9.8	5.9	0.6	(0.2)	7.2	1.0	5.8	3.0	0.5	1.8
Employee expenses growth	8.6	8.8	8.1	8.5	(0.7)	(1.7)	4.4	7.8	4.6	3.4	2.2	4.1
Non-Financial Public Sector
Capital purchases/GSP	5.8	5.9	4.9	4.1	3.7	3.1	2.6	2.2	2.4	2.6	2.3	2.2
Borrowings/GSP	16.5	20.4	19.9	21.3	23.8	24.3	24.6	23.4	21.7	21.1	20.5	19.7
Borrowings/revenue	97.5	108.0	109.5	117.7	140.5	135.8	133.9	126.6	119.4	120.3	122.8	121.4
Net financial liabilities2/revenue	97.4	112.5	96.2	115.6	133.4	129.8	125.3	127.1	120.7	122.0	125.7	123.9

Notes:

1.	Bracketed numbers represent negative amounts.
2.	UPF definition, which is equal to total financial assets less investments in other public sector entities less total liabilities.

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